UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File No. 0-53646

Intelligent Content Enterprises Inc.

(Translation of Registrant’s name into English)

1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

TABLE OF CONTENTS

1.           Intelligent Content Enterprises Inc. (formerly: Eagleford Energy Corp.) Material Change Report and News Release issued by the Company dated March 4, 2016, as filed on Sedar on March 4, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 8, 2016	INTELLIGENT CONTENT ENTERPRISES INC.

	By:	/s/ James Cassina
Name: James Cassina Title: President

ITEM 1 FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Intelligent Content Enterprises Inc. formerly: Eagleford Energy Corp. (“ICE” or the “Company”)

Suite 1505, 1 King Street West,

Toronto, Ontario, M5H 1A1

Item 2.	Date of Material Change

February 29, 2016

Item 3.	News Release

Attached as Schedule “A” is a press release issued by the Company on March 3, 2016, and disseminated using a Canadian news wire service.

Item 4.	Summary of Material Change

Item 5.	The Company announced that it completed a private placement of 100,000 units in the capital of the Company at CDN$0.30 per Unit for gross proceeds of $30,000. In addition, the Company entered into debt settlement agreements and converted an aggregate of CDN $451,557 of debt into a total of 1,505,190 units in the capital of the Company.

Item 5.	Full Description of Material Change

The Company announced that it completed a private placement of 100,000 units in the capital of the Company at CDN$0.30 per Unit for gross proceeds of $30,000. In addition, the Company entered into debt settlement agreements effective February 29, 2016 and converted an aggregate of CDN $451,557 of debt (the “Debt”) into a total of 1,505,190 units in the capital of the Company (the “Units”) at the rate of one (1) unit for each CDN$0.30 of debt being converted (the “Debt Settlement”). Each Unit is comprised of one (1) common share of the Company (each a “Common Share”) and one (1) common share purchase warrant (each a “Warrant”). Each full Warrant entitles the holder to purchase one (1) Common Share at an exercise price of CDN$0.35 for a period of three (3) years following the Effective Date. All Common Shares and Warrants comprising the Units and any Common Shares issued upon due exercise of the Warrants are subject to a four-month statutory hold period in Canada and are “restricted securities” as that term is defined in Rule 144 under the Securities Act of 1933 of the United States. All Units will also be subject to Lock-up and Leak-Out Agreements for a period of 18 months after the Effective Date, which disposition will be subject to the following selling program: (i) 25% released 9 months from the Effective Date; (ii) 25% released 12 months from the Effective Date; (iii) 25% released 15 months from the Effective Date; and (iv) 25% released 18 months from the Effective Date.

Mr. James Cassina, President and a director of the Company, participated in the Debt Settlement and converted $38,239 of the Debt into 127,463 Units. Mr. Milton Klyman, a director of the Company participated in the Debt Settlement and converted $7,400 of the Debt into 24,667 Units. As a result, the Debt Settlement constitutes a “related party transaction” pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company was exempt from the requirements to obtain a formal valuation and minority shareholder approval in connection with the Debt Settlement. Mr. Cassina and Mr. Klyman each declared a conflict and recused themselves from voting on the approval of the Debt Settlement and there was no materially contrary view or abstention by any director approving the financing.

At the Company’s Annual and Special Meeting of Shareholders’ held February 29, 2016, the Company received the requisite shareholder approval for all matters voted upon.

Item 6.	Reliance on sub-section 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

James Cassina, President

Telephone:	416 364-4039
Facsimile:	416 364-8244

Item 9.	Date of Report

March 4, 2016

ITEM 1

Schedule “A”

FOR IMMEDIATE RELEASE

ICE Private Placement and Debt Settlement

Toronto – March 3, 2016 – Intelligent Content Enterprises Inc., (OTCQB “ICEIF”) (“ICE” or the “Company”), announces today that the Company completed a private placement of 100,000 units in the capital of the Company at CDN$0.30 per Unit for gross proceeds of $30,000. In addition, the Company entered into debt settlement agreements effective February 29, 2016 and converted an aggregate of CDN $451,557 of debt (the “Debt”) into a total of 1,505,190 units in the capital of the Company (the “Units”) at the rate of one (1) unit for each CDN$0.30 of debt being converted (the “Debt Settlement”). Each Unit is comprised of one (1) common share of the Company (each a “Common Share”) and one (1) common share purchase warrant (each a “Warrant”). Each full Warrant entitles the holder to purchase one (1) Common Share at an exercise price of CDN$0.35 for a period of three (3) years following the Effective Date. All Common Shares and Warrants comprising the Units and any Common Shares issued upon due exercise of the Warrants are subject to a four-month statutory hold period in Canada and are “restricted securities” as that term is defined in Rule 144 under the Securities Act of 1933 of the United States. All Units will also be subject to Lock-up and Leak-Out Agreements for a period of 18 months after the Effective Date, which disposition will be subject to the following selling program: (i) 25% released 9 months from the Effective Date; (ii) 25% released 12 months from the Effective Date; (iii) 25% released 15 months from the Effective Date; and (iv) 25% released 18 months from the Effective Date.

Mr. James Cassina, President and a director of the Company, participated in the Debt Settlement and converted $38,239 of the Debt into 127,463 Units. Mr. Milton Klyman, a director of the Company participated in the Debt Settlement and converted $7,400 of the Debt into 24,667 Units. As a result, the Debt Settlement constitutes a “related party transaction” pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company was exempt from the requirements to obtain a formal valuation and minority shareholder approval in connection with the Debt Settlement. Mr. Cassina and Mr. Klyman each declared a conflict and recused themselves from voting on the approval of the Debt Settlement and there was no materially contrary view or abstention by any director approving the financing.

At the Company’s Annual and Special Meeting of Shareholders’ held February 29, 2016, the Company received the requisite shareholder approval for all matters voted upon.

For further information, please contact:

Intelligent Content Enterprises Inc.,

Investor Relations

Telephone: 832 301 0519

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244